Exhibit 99.1

Mountain Province Diamonds Announces Closing of C$45.5M Non-Brokered Private Placement and Election of Directors

Shares Issued and Outstanding: 115,144,550
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 27, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the closing of the previously announced non-brokered private placement ("Placement") of common shares for gross proceeds of C$45.5 million.

The Company has issued 9,105,028 common shares at a price of C$5.00 per share. The shares issued under the Placement are subject to a four month hold period. The Company's major shareholder Bottin (International) Investments Ltd. subscribed for two million shares under the Placement using proceeds from the disposition of an equivalent number of shares to a third party.

Proceeds of the private placement will be used to support the Company's share of capital expenditures at the Gahcho Kué project and for general corporate purposes. A finder's fee in the amount of $755,250 has been paid in relation to the private placement.

Mountain Province is also pleased to announce that the nominees listed in the management proxy circular for the 2014 Annual General Meeting of Shareholders ("Meeting") were elected as directors of the Company.  Detailed results of the vote for the election of directors held at the Meeting in Vancouver on June 17, 2014 are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Comerford	41,640,782	98.25	741,282	1.75
Patrick Evans	41,422,969	97.74	959,095	2.26
Bruce Dresner	41,644,349	98.26	737,715	1.74
Peeyush Varshney	44,416,127	97.72	965,937	2.28
Carl Verley	41,642,619	98.26	739,445	1.74
David Whittle	41,640,549	98.25	741,515	1.75

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Overall project development is more than 25 percent complete and scheduled for first production in H2 2016.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business and/or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416)361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:23e 27-JUN-14